Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 24, 2011 relating to the
Preliminary Prospectus Supplement dated August 24, 2011
to Prospectus dated September 22, 2009
Registration Statement No. 333-162059
Final Pricing Term Sheet
2.600% Senior Notes due 2016

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Principal Amount:	$500,000,000

Maturity:	September 1, 2016

Coupon:	2.600%

Price to Public:	99.991% of face amount

Underwriting Discount:	0.60%

Benchmark Treasury:	1.500% due 07/31/2016

Spread to Benchmark Treasury:	1.60%

Benchmark Treasury Price and Yield:	102-12+, 1.002%

Yield to maturity:	2.602%

Interest Payment Dates:	Semi-annually on March 1 and Suptember 1, commencing on March 1, 2012.

Redemption Provisions:	Redeemable at any time in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 25 basis points (as defined and described in further detail in the Prospectus Supplement).

Settlement:	T+3; August 29, 2011

CUSIP:	94106LAX7

Joint Book-Running and Joint Lead Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. BNY Mellon Capital Markets, LLC Comercia Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited

Anticipated Ratings:	Moody’s: Baa3 (Positive) S&P: BBB (Stable) Fitch: BBB (Stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Credit Suisse Securities (USA) LLC toll-free at 800-221-1037; (2) J.P. Morgan Securities LLC collect at 1-212-834-4533; or (3) Wells Fargo Securities, LLC toll-free at 800-326-5897.
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